Kenneth R. Vennera, Esq. General Counsel Email: kvennera@arkadosgroup.com

January 15, 2014

VIA EMAIL (watsona@sec.gov)

Tony Watson, Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Arkados Group, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended May 31, 2013
Filed September 19, 2013
Form 10-K for Fiscal Year Ended May 31, 2012 (and 2011)
Filed August 30, 2013
File No. 0-27587

Dear Mr. Watson:

In response to the comment letter dated January 9, 2014, the Company offers the following:

1.	Company’s management understands the importance of clarity for the investment community in respect to the effect of controls and procedures over financial reporting, however, as the Company was in a “catch up” position with respect to the filings that were reviewed, and such information as contained in those reports was already stale when filed and therefore not sufficiently material to cause the report to be materially misleading, it is proposing, that, on a going forward basis, as demonstrated by our report on form 10-Q filed for the period ending November 30, 2013 wherein the Company included these in its Item 4 disclosure relating to Controls and Procedures and going forward for Item 9A in the 10-Ks, the following statements, in addition to its conclusion about effectiveness, pursuant to Item 308(a) of Regulation S-K:

a.	“Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company.”
b.	“Our management consisting of our chief executive officer and principal accounting officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of DATE, based on the criteria set forth in [either] [the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission][or][hypothetically: other specified generally accepted criteria that may be applicable to such financial controls].”

2.	Management of the Company recognizes the importance of consistency across the financial statements. Please consider however, the following:

a.	the columns are properly and unambiguously labelled in the filing and not materially misleading;
b.	with limited resources, there would be substantial time and expense involved in revising the filed versions to address a formatting change across the financial statements as requested, that could more effectively be utilized to ensure this is properly completed for its next anticipated 10-K, which will have much more timely information for investors than that which was presented in either of the two filings reviewed,

It should be noted that the Company has corrected the presentation of the current vs. historical data in columns for our 10-Q filing for the second quarter filed today and will ensure that it is consistent going forward across all the financial statements, with the current period on the left and the historical to the right of it.

211 Warren Street, Suite 320 ● Newark, New Jersey 07103

Mr. Tony Watson

SEC Comment response

January 15, 2014

3.	The Company acknowledges the error in the certifications for the 10-Ks filed. Apparently there was an inadvertent carry-over of the reference to “small business issuer” in the certifications from the text document for the 10-K, but corrected to “registrant” for all of the 10-Qs that were filed subsequently. The Company would propose ensuring this is correct on a going forward basis, for all filings (including any amendments proposed as a result of these comments), rather than amending the previous filings.

4.	The Company agrees that there was a requirement to ensure that we reported the interim information for the prior the requirement that was set forth in the letter dated March 14, 2013, management had interpreted that requirement as being fulfilled by the comparative historical information contained in the filing of each of the three 10-Qs for the 1st, 2nd, and 3rd quarters of 2013 (i.e. with 1st -Aug 31 2011; 2nd – Nov 30, 2011; and 3rd –Feb 29, 2012--quarters of 2012, set forth in the comparative columns). These 10-Qs were likewise outstanding as of the time Company management had proposed the filing of the comprehensive 10-K for 2012 and 2011, as the staff of the Commission was aware when I had discussed the terms of becoming current in our filings, therefore, the Company and its auditors had assumed that because we would be filing all of the outstanding reports concomitantly, the “catch up” filings as a whole would fulfill the obligations with respect to Item 302 for the relevant quarters in the concession letter referenced. Therefore, the Company is not contesting the agreed upon requirement of reporting the information, but rather stating only that it believed it had fulfilled it.

New management of the Company had some rather herculean tasks to assemble the information that was presented in the filings in order to become current and, while some inconsistencies are acknowledged, it has already taken steps with the assistance of professional accountants on the bookkeeping and reporting side to correct them, as reflected in our current filings. It is a process, however, and there is still some correction to be made. The Company does not seek, in any sense, to avoid its obligations to adherence to the specifics of the regulations, but rather, only the opportunity to move forward and improve rather than revisiting the stale information. The Company also acknowledges that it will not use the SEC’s comment process as a defense in any securities related litigation.

Very truly yours,

/s/ Kenneth R. Vennera

Kenneth R. Vennera

211 Warren Street, Suite 320 ● Newark, New Jersey 07103